

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Via Email
Pino G. Baldassarre
President
Networking Partners Inc.
857 Sarno Road
Melbourne, Florida 32935

> **Re: Networking Partners Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 27, 2011**
> **File No. 333-173790**

Dear Mr. Baldassarre:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 24, 2011.

General

1.   We note a recent press release by the company on May 19, 2011 that states:

> "Now, I have to make a full disclosure here. I am a director of Networking Partners Inc, a business developing social technologies. We own the KoiniClub.com which is going great guns with 150,000+ members. It is innovative and we have just done our registration statement to become listed. Crazy! I here you say, well, maybe, but we decided that we wanted to look at the markets to allow people to get involved with or business while we are developing and raise funding in that way. For us it makes more sense to go to market and allow our investors to buy shares in our company at a market dictated price than stay private and rely on venture capital firms for our funding needs. It may seem a little off the wall but it works for us, and with the first day of trading producing 150%+ for Linkedin it would seem that being able offer listed shares in social technology business right now is not such a ad [sic] idea."

> Please provide us supplementally with copies of all media reports or other public communications by the company or its representatives of which you are aware that discuss the company's anticipated initial public offering.

2.   Further to the above comment, to the extent known, please explain to us in your response letter the circumstances surrounding these media reports and public communications by officers and directors of the company and other sources, if known. Please describe the nature of the relationship between the company and any such other sources. With respect to any such reports or communications that are not available electronically, please tell us the extent and circumstances of their distribution. In addition, provide us with your analysis as to how you believe these communications do not constitute an offer for purposes of the Securities Act.

Plan of Distribution; Terms of the Offering, page 12

3.   We note your responses to prior comments 9 and 12 in your letter regarding the process for gathering subscriptions, how the determination will be made as whether the minimum has or has not been achieved and the persons who share these responsibilities. Please revise your filing to include this information in the Plan of Distribution section.

Management's Discussion and Analysis of Financial Condition and Plan of Development Stage Activities, page 15

General

4.   In response to prior comment 13, you state that in the event that you are unable to raise the minimum $100,000 in proceeds from the offering, you would not have to pay the costs of being a public company. We note that you have filed a Form 8-A on May 26, 2011 registering your common stock under Section 12(g) of the Exchange Act, which would subject you to the reporting requirements of Section 13(a) of the Exchange Act. Please revise the filing to reflect your reporting obligations and the costs of being a public company.

Liquidity and Capital Resources, page 20

5.   We note that you continue to state that you believe that you can satisfy your cash requirements during the next 12 months whether the minimum or maximum amount is raised in the offering. This appears to be based on the assumption that you will be able to receive loans from Messrs. Baldassarre and Taddei to help pay for your operating expenses until you generate sufficient revenues to cover your expenses. We note your response to prior comment 15 that these loan commitments are not binding and are at the discretion of your two executive officers. Please revise your filing on pages 3, 8, 15 and 20 to clearly disclose the uncertainties regarding the loans. In addition, revise your disclosure to state whether you will be able to satisfy your cash requirements during the next 12 months without the loans. If not, as requested in prior comment 13, state the minimum period of time that you will be able to conduct planned operations using currently available resources and contractually committed resources.

Business, page 20

6.   We note that you continue to compare the company and its functionality to "major social
        networks" and "major micro-blogging sites." Please provide a balanced discussion of
        your competitive position in the social networking industry. Discuss in greater detail in
        what ways you compete with these companies whose revenues, market share and sales
        and marketing capabilities, among other things, it would appear, far outpace your own.
        Disclose any negative factors pertaining to your competitive position in the industry. See
        Item 101(h)(4)(iv) of Regulation S-K.

Executive Compensation, page 36

7.   You state that you do not have and do not contemplate entering into any employment
        agreements. However, we note from your disclosure on page 10 that you intend to pay
        salaries of $38,210 to David Bradley-Ward, Jorge Sariego Sanchez and Negar Motamed-
        Khorasani for three months using the net proceeds from the offering. Please disclose the
        material terms of any compensation arrangements, including any verbal agreements, with
        your executive officers and key employees.

Financial Statements, page 41

8.   There are other instances in which you refer to legacy GAAP in your registration
        statement aside from the example noted in prior comment 26. We reiterate that you
        should either provide a brief description of the accounting guidance applied or provide a
        reference to the FASB Codification.   In addition, please revise to add back the
        paragraphs in Note 7 that you removed in response to our prior comment and comply
        with the two alternatives noted above, as we believe the information you deleted is
        important in describing your accounting for intangible assets.

Note 7. Intangible Asset, page F-11

9.   Please provide us with your analysis of how you concluded that the acquisition of the two
        websites from Anne's Diary, Inc. did not meet the definition of a business pursuant to
        ASC 805-10-25-1, ASC 805-10-20, and ASC 805-10-55-4 to 5. In this regard, it appears
        you may have also acquired employees as it seems that several of your officers and
        directors were previously employed by Anne's Diary, Inc. (i.e. David Bradley-Ward,
        Chief Operating Officer, Jorge Sariego Sanchez, Director and Chief Technology Officer,
        and Negar Motamed-Khorasani, Graphic Design/Multi-media Specialist). In your
        response, please tell us the positions each of these individuals held at Anne's Diary and
        also tell us whether Pino Baldassarre was the CEO of Anne's Diary prior to this
        acquisition.

10.   Furthermore, assuming the transaction did not qualify as a business combination, than
        explain further how you determined that accounting for these websites based upon
        estimated fair market value is appropriate. Tell us the accounting guidance you

considered and specifically address your consideration to record such assets at the transferor's cost basis pursuant to the guidance in ASC 845-10-S99 (SAB Topic 48).

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3453. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via Email
        David E. Wise, Esq.
        Law Offices of David E. Wise, P.C.